Exhibit 99.3

[Letterhead of Anthony W. Thompson]

October 24, 2008

By First Class U.S. Mail and Federal	By Hand
Express	Grubb & Ellis Company
Grubb & Ellis Company	c/o National Registered Agents, Inc.
1551 North Tustin Avenue, Suite 300	160 Greentree Drive, Suite 101
Santa Ana, CA 92705	Dover, DE 19904
Attention: Andrea R. Biller, Secretary (or any successor Secretary)	Attention: Andrea R. Biller, Secretary (or any successor Secretary)

Re:                             Notice of Nomination of Candidates for Election to the Board of Directors and Proposed Amendments to the Bylaws

Dear Secretary:

This notice of my decision, as the direct record owner of 2,699,730 shares and the beneficial owner of 8,672,708 shares (the “Shares”) of common stock, par value $0.01, of Grubb & Ellis Company, a Delaware corporation (the “Company”), to propose the nomination of, and nominate, candidates for election to the Board of Directors of the Company (the “Board”) at the upcoming annual meeting of stockholders of the Company presently scheduled for December 3, 2008 (including any adjournment or postponement thereof or any special meeting that may be called in lieu thereof, the “Annual Meeting”) is being delivered in accordance with the requirements (the “Nomination Requirements”) set forth under Section 3.03 of Article III of the Company’s Bylaws (as presently in effect, the “Bylaws”).

Pursuant to the Nomination Requirements, this notice sets forth with respect to each of the Nominees (as defined below): (a) the name, age and business address of such person; (b) the principal occupation or employment of such person; and (c) the total number of Shares that to the best of my knowledge and belief will be voted for each of the Nominees.  In addition, in accordance with the Nomination Requirements, this notice sets forth my name and residence address.

This notice also hereby notifies you of my intention to propose that the Bylaws be amended, as further described in Section C below and on Appendix II hereto, by the stockholders of the Company at the Annual Meeting.

A.           BACKGROUND

On June 26, 2008, against the backdrop of a dramatic plunge in the price of the Company’s stock, I submitted a letter to the Board in which I expressed my grave concern about the direction of the Company.  In the months since I had left the Board in February of 2008, the Company had announced poor results, been wracked by management turnover, and suffered an expensive and embarrassing setback when the special purpose acquisition vehicle that it sponsored unceremoniously failed.  I requested at that time that I be reappointed to the Board so that I could help preserve and enhance stockholder value by sharing firsthand both my strategic vision for our Company and my more than 35 years of experience in the real estate investment industry, including as chairman of the Company’s Board.  As you know, I played an integral role in developing the divisions that are responsible for producing the bulk of the Company’s present cash flow.  Nevertheless, the Board refused my request to be reappointed.

Since that time, I have repeatedly made the case to certain members of the Board that a change in direction is needed in order to turn the page on the problems of the past and take the steps necessary to build a dynamic future for our Company.  In these conversations, I suggested that the Company embark on an aggressive program to reinvigorate its core service offerings and proactively seek out the opportunities presented by current market conditions.  I urged the Company to strengthen its management team by selecting qualified outsiders to fill vacancies in critical senior management positions.  I encouraged certain members of the Board to bring fresh perspectives to the deliberations of the Board itself by nominating new director candidates, including those recommended by the Company’s stockholders, who have been made to bear the brunt of the Company’s difficulties and should have a direct voice in its future direction.

Unfortunately, these discussions have not been fruitful.  The Company has not acted upon any of the recommendations for reform described above nor has it succeeded in convincing the capital markets that it is on the right path.  On the contrary, the Board has presided over a staggering erosion in the price of the Company’s shares in the past 6 months.

Since, in the face of its continued decline, the Company has rebuffed my suggestions at every turn, I feel that I have no choice but to take my call for reform directly to the stockholders by nominating a slate of highly qualified and experienced director nominees to stand for election at the Annual Meeting against the incumbent slate.  One of the Nominees, Mr. Harold A. Ellis, Jr., co-founded the Company in 1958 and served as its Chairman and CEO until 1992.  Each of the Nominees understands well the acute challenges the Company faces and is committed to acting in the best interests of the Company and its stockholders.  In addition, I am proposing that certain amendments to the Bylaws, as further described in Section C below and on Appendix II hereto, be submitted to and adopted by the stockholders of the Company in order to ensure that the Board does not create obstacles to the election of the Nominees.

I regret that the intransigence of the Company has prevented it from recognizing the value of the suggestions I have advanced and independently implementing them.  I firmly believe that the Company is not well served by expending its limited resources to mount a proxy contest.  Accordingly, although I remain firmly committed to electing the Nominees, I am also receptive to the possibility of reaching a consensual accommodation which takes seriously my expressed concerns.

B.             NOTICE OF NOMINATION OF CANDIDATES FOR ELECTION TO THE BOARD

Under Article SIXTH of the Company’s Restated Certificate of Incorporation (as amended, the “Certificate of Incorporation”), the Company’s directors are divided into three classes.  According to publicly available information and discussions with Company representatives, there are currently eight sitting directors serving on the Board, which Board is divided into three classes: A, B and C.  Each class is designed to have three sitting directors serve per term, however, I understand that there is presently a vacancy in Class A.  The terms of the two Class A directors presently in office will expire on the date of the Annual Meeting.  At the Annual Meeting, new Class A directors will be elected to three year terms.

I hereby propose the nomination of, and nominate, the individuals identified in the next sentence and listed on Appendix I hereto (the “Nominees”) for election to the Board to (i) succeed the two current Class A directors whose terms expire at the Annual Meeting (or any director named to fill any vacancy created by the death, retirement, resignation or removal of either such director) and (ii) serve as the third director on Class A of the Board (or succeed any director hereafter named to fill the existing vacancy thereon).  I hereby propose the nomination of, and nominate, Stuart A. Tanz, Harold A. Ellis, Jr., and the undersigned, Anthony W. Thompson, to serve as directors on Class A of the Board.  I reserve the right to nominate, substitute or add additional persons (a) in the event that the Company or the Board purports to increase the number of directorships on the Board so that I am able to nominate a director candidate for each additional directorship purportedly created, (b) if the Company announces or purports to make any changes to its Bylaws or announces or purports to take any other action that has, or if consummated would have, the effect of disqualifying any of the Nominees or any additional nominee nominated pursuant to the preceding clause (a) and/or (c) in the event any of the Nominees named on Appendix I is unable, or hereafter becomes unwilling, for any reason to serve as a director.  Additional nominations made pursuant to the preceding clauses (a) and/or (b) are without prejudice to my position that any attempt to increase the size of the Board or disqualify any Nominee through amendments to the Bylaws constitutes unlawful manipulation of the Company’s corporate machinery and that the Certificate of Incorporation fixes the size of the Board at nine members.

C.             NOTICE OF PROPOSED AMENDMENTS TO THE BYLAWS

As described above, I intend to propose that the Bylaws be amended (the “Bylaw Reforms”) by the stockholders of the Company at the Annual Meeting.  Article V of the Certificate of Incorporation and Section 8.05 of ARTICLE VIII of the Bylaws each provide, in relevant part, that the Bylaws may be amended upon the affirmative vote of the holders of at least a majority of the outstanding shares of the capital stock of the Company entitled to vote generally in the election of directors.

The Bylaw Reforms are designed to ensure that the Board does not create obstacles to the election of the Nominees.  If adopted by the stockholders, the Bylaw

Reforms would prevent the Board from delaying the Annual Meeting or adjourning any stockholder meeting without stockholder approval if a quorum is present.  The Bylaw Reforms are expected to be submitted to the stockholders of the Company in substantially the form set forth on Appendix II hereto, although I reserve the right to make modifications to the language proposed thereon as I deem appropriate following the date of this notice.

*	*	*

            The information included herein represents my best knowledge as of the date hereof.  I reserve the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company, although I do not commit to update any information which may change from and after the date hereof.

If this notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of the Nominees at the Annual Meeting, or if any individual nominee shall be unable to serve for any reason, this notice shall continue to be effective with respect to any replacement nominee whom I have selected.

I reserve the right to give further notice of additional nominations or business to be conducted at the Annual Meeting or any other meeting of the Company’s stockholders.

Please direct any questions regarding the information contained in this notice to Kenneth J. Baronsky, Esq., Milbank, Tweed, Hadley & McCloy LLP, 601 S. Figueroa Street, 30th Floor, Los Angeles, California, 90017, (213) 892-4000 (Telephone), (213) 892-4733 (Facsimile) or Stephen E. Jenkins and Richard I. G. Jones, Jr., Ashby & Geddes, P.O. Box 1150, 500 Delaware Avenue, Wilmington, DE 19899, (302) 654-1888 (Telephone), (302) 654-2067 (Facsimile).

IN WITNESS WHEREOF, the undersigned has caused this notice to be duly executed on the date first above written.

/s/ Anthony W. Thompson
Anthony W. Thompson

APPENDIX I

CERTAIN ADDITIONAL INFORMATION RELATING TO THE NOMINEES

The following table sets forth (a) the name, age and business address of each of the Nominees; (b) the principal occupation or employment of each such Nominee; (c) the name and residence address of the nominating shareholder, Anthony W. Thompson; (d) the total number of Shares that to the best of Anthony W. Thompson’s knowledge and belief will be voted for each of the Nominees; and (e) certain other information with respect to the Nominees. This information has been furnished by the Nominees.

Anthony Thompson, 61	Chairman and Chief Operating	Business Address:
	Officer, Thompson National Properties, LLC	Thompson National Properties, LLC
1901 Main Street, Suite#108
Irvine, CA 92614

Residence Address:
51 Ritz Cove Drive
Monarch Beach, CA 92629-4231

Stuart A. Tanz, 49	Chief Executive Officer, United Income Properties	United Income Properties Inc.
1750 La Costa Meadows Drive
San Marcos, CA 92078

Harold A. Ellis, Jr., 77	Chairman, Ellis Partners LLC	Ellis Partners LLC
111 Sutter Street, Ste. 800
San Francisco, CA 94104

As of the date hereof, Anthony W. Thompson believes that all of the Shares beneficially owned by Mr. Thompson and the Nominees, which he believes represents a total of approximately 8,673,620 Shares, will be voted in favor of the election of the Nominees at the

 Annual Meeting.  At this time, Mr. Thompson does not have any further knowledge concerning whether other holders of Shares will vote in favor of the election of the Nominees at the Annual Meeting.  In addition, each of the Nominees reserves the right to purchase or sell Shares after the date hereof in the open market, in privately negotiated transactions or otherwise.

APPENDIX II

PROPOSED TEXT OF THE BYLAW REFORMS

PROPOSAL 1

“RESOLVED, that Section 2.01 of ARTICLE II of the Amended and Restated Bylaws of the Corporation be and hereby is amended and restated as follows:

‘Section 2.01. Annual Meetings. Annual Meetings of the stockholders of the Corporation for the purpose of electing directors and for the transaction of such other proper business as may come before such meetings may be held at such time, date and place as the Board shall determine by resolution; provided, however, that the Annual Meeting of stockholders of the Corporation for the year 2008 shall be held on December 3, 2008 and shall not be delayed to a later date. At such meeting, Class A directors shall be elected and any other proper business may be transacted.’”

PROPOSAL 2

“RESOLVED, that Section 2.05 of ARTICLE II of the Amended and Restated Bylaws of the Corporation be and hereby is amended and restated as follows:

‘Section 2.05   Quorum. Except in the case of any meeting for the election of directors summarily ordered as provided by law, or as otherwise specified in the Certificate of Incorporation or these Bylaws, the holders of record of a majority in voting interest of the shares of stock of the Corporation entitled to be voted thereat, present in person or by proxy, shall constitute a quorum for the transaction of business at any meeting of the stockholders of the Corporation or any adjournment thereof. In the absence of a quorum at any meeting or any adjournment thereof, a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat or, in the absence therefrom of all the stockholders, any officer entitled to preside at, or to act as secretary of, such meeting may adjourn such meeting from time to time, but no other business may be transacted. At any adjourned meeting at which a quorum is present any business may be transacted which might have been transacted at the meeting as originally called. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment notwithstanding the withdrawal of enough stockholders to leave less than a quorum.  Notwithstanding the foregoing provisions of this Section 2.05, a stockholder meeting at which a quorum is present may not be adjourned unless such adjournment is approved by at least a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat.’”